
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933


(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Reflex Red Storm, LLC

Legal status of issuer

    Form
    LLC

    Jurisdiction of Incorporation/Organization
    Montana

    Date of organization
    06/20/2017

Physical address of issuer
1121 E. Broadway Ste. Ste 135 Missoula, MT 59802

Website of issuer
www.reflexprotect.com

Name of intermediary through which the offering will be conducted
OpenDeal Portal LLC dba "Republic"

CIK number of intermediary
0001751525

SEC file number of intermediary
007-00167

CRD number, if applicable, of intermediary
283874

Name of qualified third party "Escrow Agent" which the Offering will utilize
Prime Trust, LLC

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering

The issuer shall pay to the Intermediary at the conclusion of the Offering a fee of six percent (6%) of the amount raised in the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest

The Intermediary will also receive compensation in the form of Securities equal to two percent (2%) of the total number of Securities sold in the Offering.

Type of security offered
Crowd Safe Units of SAFE (Simple Agreement for Future Equity)

Target number of Securities to be offered
25,000

Price (or method for determining price)
$1.00

Target offering amount
$25,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$1,070,000

Deadline to reach the target offering amount
July 31, 2020

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
3

	Most recent fiscal year-end (2019)	**Prior fiscal year-end (2018)**
Total Assets	$481,370	$370,941
Cash & Cash Equivalents	$65,770	$48,564
Accounts Receivable	$15,061	$5,502
Short-term Debt	$77,054	$22,049
Long-term Debt	$741,608	$337,593
Revenues/Sales (Net)	$238,234	$51,108
Cost of Goods Sold	$65,825	$83,966
Taxes Paid	$0	$0
Net Income	$(450,108)	$(500,636)

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDCITION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Joe Anderson	
(Signature)	
Joe Anderson	
(Name)	
Manager/Chief Executive Officer	
(Title)	

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Joe Anderson	
(Signature)	
Joe Anderson	
(Name)	
Sole Manager/Chief Executive Officer	
(Title)	
04/08/2020	
(Date)	

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

EXHIBIT A: Offering Memorandum
EXHIBIT B: Disclaimers
EXHIBIT C: Financials
EXHIBIT D: Offering Page
EXHIBIT E: Form of Security
EXHIBIT F: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)

April 8, 2020

Reflex Red Storm, LLC (dba Reflex Protect)



Up to $1,070,000 of Crowd Safe Units of SAFE (Simple Agreement for Future Equity)

Reflex Red Storm, LLC ("**Reflex Protect**", the "**Company**," "**we**," "**us**", or "**our**"), is offering up to $1,070,000 worth of Crowd Safe Units of SAFE (Simple Agreement for Future Equity) of the Company (the "**Securities**"). The minimum target offering amount is $25,000 (the "**Target Offering Amount**"). The Company intends to raise at least the Target Offering Amount and up to $1,070,000.00 (the "**Maximum Offering Amount**") from Investors in the offering of Securities described in this Form C (this **"Offering"**). This Offering is being conducted on a best efforts basis and the Company must reach its Target Offering Amount by July 31, 2020 ("**Offering Deadline**"). Unless the Company raises at least the Target Offering Amount under this Offering by the Offering Deadline, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities—The Securities*". In order to purchase Securities, a prospective investor must complete the purchase process through the Intermediary's portal. Purchases may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment made by an Investor and may cancel or rescind the Company's offer to sell the Securities at any time for any reason.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar

expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Investor understands that he/she/it shall be required to bear all personal expenses incurred in connection with his/her/its purchase of Company interests, including, without limitation, the cost of obtaining any financing for the purchase of his/her/its Company interests. The following is not intended to be a complete recitation or explanation of all of the inherent risks of an investment in the Company, but is merely a statement of some special risks and information that are known and have been considered by the potential Investors:

      1. Start-up related investments, generally, and the investment herein, specifically, are extremely risky and speculative and results cannot be accurately predicted or forecast. The value of an investment in the Company may be adversely affected by circumstances beyond the control of the parties. The Company may require an additional round or rounds of funding to continue operations beyond those presently budgeted. Given economic conditions and changes that may occur in those conditions, there is no guarantee or certainty that such additional funding may be procured and, if such funding is not procured, the Company may not be able to continue operations to sustainable profitability or attract a public market for securities or a strategic merger or acquisition in a fashion that results in a return on investment.

      2.   There is no guarantee or assurance of the Company's ability to operate profitably or that the Project can generate a profit or that there will be Available Cash Flow to cause Distributions to Investors an amount sufficient for them to recoup their Capital Contributions.

      3.   The tax consequences that may be expected from an investment in the Company are not susceptible to absolute prediction, and, in addition, future rulings by the Internal Revenue Service, audit adjustments, court decisions, or legislative changes may have an adverse effect on one of more of the tax consequences currently anticipated. The Investors may recognize taxable income through their interest in the Company without receiving any cash distributions from the Company with which to pay income taxes thereon.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "**1933 Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at www.ReflexProtect.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.republic co/reflex-protect

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy, the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the

Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

Reflex Red Storm, LLC is a Montana limited liability company, incorporated/formed on June 20, 2017.

The Company is located at 1121 E. Broadway St. Ste. 135 Missoula, MT 59801

The Company's website is www.ReflexProtect.com.

The Company is headquartered and conducts business in the State of Montana and sells products and services through the Internet potentially to all 50 U.S. states and territories.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the OpenDeal Portal LLC dba Republic website under https://republic.co/reflex-protect and is attached as Exhibit D to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Units of Crowd SAFEs being offered	$25,000
Total Units of Crowd SAFEs (outstanding after Offering if Target Offering Amount met	25,000[*]
Maximum amount of Units of Crowd SAFEs being offered	$1,070,000
Total Units of Crowd SAFEs outstanding after Offering if Maximum Offering Amount met	1,070,000[*]
Purchase price per Security	$1.00 per Unit
Minimum Individual Purchase Amount	$200+
Offering deadline	July 31, 2020
Use of proceeds	See the description of the use of proceeds on page 25 hereof.
Voting Rights	See the description of the voting rights on page 39.

*The total number of Crowd SAFEs outstanding is subject to increase in an amount equal to the Intermediary's fee of 2.0% of the Securities issued in this Offering.

+ The company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs, and may offer alternative Minimum Individual Purchase Amounts to participating Investors in such programs without notice.

The Offering is being made through the Intermediary's portal. At the conclusion of the Offering, the issuer will pay a fee of 6.0% of the amount raised in the Offering to the Intermediary. The Intermediary will also be entitled to receive 2.0% of the Securities being issued in this Offering.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$200.00	$12.00	$188.00
Aggregate Target Offering Amount	$25,000.00	$1,500.00	$23,500.00
Aggregate Maximum Offering Amount	$1,070,000.00	$64,200.00	$1,005,800

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.
(2)   The Intermediary will receive 2.0% of the Securities being issued in this Offering in connection with the Offering.
(3)   The company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs, and may offer alternative Minimum Individual Purchase amounts to participating Investors in such programs without notice.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The Company is newly organized, has no history of operations or earnings, is a speculative investment, and involves a high degree of risk.

Any potential investment in the Company (hereinafter ("**Investor**")) must warrant Investor has sufficient financial resources to bear the economic risks of his/her/its investment in the Company and can afford a complete loss of the investment in the Company. The Investor has sufficient liquid assets to pay the full amount of his/her/its investment in the Company, adequate means of providing for his/her/its current needs and possible personal contingencies and no present or anticipated need for liquidity of his/her/its investment in the Company.

The Company has not prepared audited financial statements.
Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

The Company's success is dependent on consumer adoption of a new self-defense technology and paradigm.
It is a relatively unproven market. The Company may incur substantial operating costs, particularly in sales and marketing and research and development, in attempting to develop these markets. If the market for the Company's products develops more slowly than it expects, its growth may slow or stall, and its operating results could be harmed. The market for non-lethal self-defense solutions and associated systems is still evolving, and the Company depends on continued growth of this market. It is uncertain whether the adoption of non-lethal solutions and systems that the Company has experienced in the past will continue in the future.

The Company conducts business in a heavily regulated industry.
If it fails to comply with these laws and government regulations, it could incur penalties or be required to make significant changes to its operations or experience adverse publicity, which could have a material adverse effect on its business, financial condition, and results of operations. The chemical defense spray industry is regulated and scrutinized by federal, state, and local governments. Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, it is possible that some of the Company's business activities could be subject to challenge under one or more of such laws. Achieving and sustaining compliance with these laws may prove costly. Failure to comply with these laws and other laws can result in civil and criminal penalties such as fines, damages, and overpayment recoupment. The risk of the Company being found in violation of these laws and regulations is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and their provisions are sometimes open to a variety of interpretations. The Company's failure to accurately anticipate the application of these laws and regulations to the business or any other failure to comply with regulatory requirements could create liability and negatively affect the business. Any action against the Company for violation of these laws or regulations, even if they successfully defend against it, could cause them to incur significant legal expenses, divert management's attention from the operation of the business, and result in adverse publicity.

The Company is still testing an early version of its product.
Sophisticated technology products often contain errors or defects, particularly when first introduced or when new versions or enhancements are released. The development of new or enhanced products is a complex and uncertain process requiring the accurate anticipation of technological and market trends, as well as precise technological execution. Despite quality assurance measures, internal testing, and beta testing by customers, the Company cannot guarantee that its current and future products, including upgrades to those products, will be free of serious defects, which could result in lost revenue, refunds without a commensurate decrease in costs, delays in market acceptance, increase in costs, reputational harm, and costs associated with defending or settling claims. If upgrades are not properly implemented, the availability and functioning of its products could be impaired.

The Company does not have an employment contract in place with all employees.
Employment agreements typically provide protections to the Company in the event of the employee's departure, specifically addressing who is entitled to any intellectual property created or developed by those employees in the course of their employment and covering topics such as non-competition and non-solicitation. As a result, if employees, the Company might not have any ability to prevent their direct competition, or have any legal right to intellectual property created during their employment. There is no

guarantee that an employment agreement will be entered into. Company has entered into proper engagement contracts with all non-employees, but cannot guarantee continued participation by such contractors or existing employees.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.
Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

The development and commercialization of the Company's products and services are highly competitive. Company faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. Although Company's products are innovative, the self-defense market is an evolving industry where new competitors may in the future enter frequently and existing competitors will no doubt act to counter Company's plans. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's expenses will significantly increase as they seek to execute their current business model.
Although the Company estimates sufficient runway until the end of Q2, it will be ramping up cash burn to: promote revenue growth pursuant to the business plan upon which this Offering is premised, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible. The Company projects aggressive growth in 2021. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability.

Risks Related to the Offering

If the Company is found to have violated state and federal securities laws in a prior offering of securities, it may face penalties from state and federal regulators and prior investors may have a right to a return of their investment amounts.

If a court or regulatory body with the required jurisdiction ever accused or concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amount required or that proceeds from this Offering would not be used to pay such amounts. In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The Company's management may have broad discretion in how the Company uses the net proceeds of an offering.
Unless the Company has agreed to a specific use of the proceeds from an offering, the Company's management will have considerable discretion over the use of proceeds from their offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investors commitment amount based on the Company's determination of an Investor's sophistication.
The Company may prevent Investors from committing more than a certain amount to this Offering based on the Company's belief of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation Crowdfunding rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering deadline. The Company has the right to end the Offering early.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. The Company may also end the Offering early; if the Offering reaches its target Offering amount after 21-calendary days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.
You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

Compliance with the criteria for securing exemptions under federal securities laws and the securities laws of the various states is extremely complex, especially in respect of those exemptions affording flexibility and the elimination of trading restrictions in respect of securities received in exempt transactions and subsequently disposed of without registration under the Securities Act or state securities laws.

The Company has the right to conduct multiple closings during the Offering.
If the Company meets certain terms and conditions an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds of the offering committed and captured during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors previously closed upon will not have the right to re-confirm their investment as it will be deemed completed.

The company has engaged in Related Party Transactions.
 From 2018 through 2020, to fund operations, the Company entered into a series of written unsecured loan agreements with the Manager. As of April 1, 2020 aggregate balances on these debts totaled approximately $150,000. The notes bear interest at 5% per annum, and mature three years from issuance. The notes are all in good standing.

Risks Related to the Securities

The Units of SAFE will not be freely tradable until one year from the initial purchase date. Although the Units of SAFE may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Units of SAFE. Because the Units of SAFE have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Units of SAFE have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Units of SAFE may also adversely affect the price that you might be able to obtain for the Units of SAFE in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not become equity holders until the Company decides to convert the Securities into CF Shadow Securities or until there is a change of control or sale of substantially all of the Company's assets.
Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors

may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Series Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities (the type of equity Securities Investors are entitled to receive upon such conversion). In certain instances, such as a sale of the Company or substantially all of its assets, an IPO or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company.

Investors will not have voting rights, even upon conversion of the Securities into CF Shadow Securities; upon the conversion of the Crowd SAFE to CF Shadow Securities (which cannot be guaranteed), holders of Shadow Securities will be required to enter into a proxy with the intermediary to ensure any statutory voting rights are voted in tandem with the majority holders of whichever series of securities the Shadow Securities follow.

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (which the occurrence of cannot be guaranteed). Upon such conversion, CF Shadow Securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to enter into a proxy agreement with the Intermediary ensuring they will vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon a round offering Series B Preferred Shares, the Series B-CF Shadow Security holders will be required to enter into a proxy that allows the Intermediary to vote the same way as a majority of the Series B Preferred Shareholders vote. Thus, Investors will never be able to freely vote upon any manager or other matters of the Company.

Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions. The Company may pay distributions to its existing and future holders of membership interest without triggering the SAFE or incurring additional liabilities or obligations to Purchasers.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

Equity securities acquired upon conversion of SAFE securities may be significantly diluted as a consequence of subsequent financings.
Company equity securities will be subject to dilution. Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from SAFE conversion will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's control and economic interests in the Company.

The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors, including the purchaser. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the purchaser's Company securities.

Equity securities issued upon conversion of company SAFE securities may be substantially different from other equity securities offered or issued at the time of conversion.
Company may issue to converting SAFE holders equity securities that are materially distinct from equity securities it will issue to new purchasers of equity securities. This paragraph does not purport to be a complete summary of all such distinctions. Equity securities issued to SAFE purchasers upon their conversion of Company SAFE securities will be distinct from the equity securities issued to new purchasers in at least the following respects: to the extent such equity securities bear any liquidation preferences, distribution rights, or anti-dilution protections, any equity securities issued at the Conversion Price (as provided in the SAFE Agreements) shall bear such preferences, rights, and protections only in proportion to the Conversion Price and not in proportion to the price per share paid by new investors in the equity securities. Company may not provide converting SAFE purchasers the same rights, preferences, protections, and other benefits or privileges provided to other purchasers of Company equity securities.

There is no present market for the Securities and we have arbitrarily set the price.
The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

In a dissolution or bankruptcy of the Company, Investors will not be treated as priority debt holders and therefore are unlikely to recover any assets in the event of a bankruptcy or dissolution event.
In a dissolution or bankruptcy of the Company, Investors of Securities which have not been converted will be entitled to distributions as described in the Crowd SAFE. This means that such Investors will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred membership interest holders, have been paid in full. If the Securities have been converted into CF Shadow Share Securities or SAFE Preferred Securities, the Investors will have the same rights and preferences (other than the ability to vote) as the holders of the Securities issued in the equity financing upon which the Securities were converted. Neither holders of Crowd SAFE nor holders of CF Shadow Share Securities nor SAFE Preferred Securities can be guaranteed a return in the event of a dissolution event or bankruptcy.

While the Crowd SAFE provides for mechanisms whereby a Crowd SAFE holder would be entitled to a return of their purchase amount, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.
In certain events provided in the Crowd SAFE, holders of the Crowd SAFE may be entitled to a return of their principal amount. Despite the contractual provisions in the Crowd SAFE, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential purchasers should not assume that they are guaranteed a return of their investment amount.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.
Upon the occurrence of certain events, as provided in the Crowd SAFE agreement, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Crowd SAFE agreement, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There are substantial restrictions on the transferability of the interests in the Company.
Interests in the Company will not be, and each Investor has no right to require that any interest in the Company be, registered under the Securities Act; there will be no public market for an interest in the Company; the provisions of Rule 144 adopted by the Securities and Exchange Commission with respect to the resale of interest in the Company will not be available; and, accordingly, an Investor may have to hold its interest in the Company indefinitely and it may not be possible to liquidate the investment.

There is no guarantee of a return on an Investor's investment.
There is no assurance that an Investor will realize a return on its investment or that it will not lose its entire investment. For this reason, each Investor should read this Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

Legal Matters
Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

Additional Information
The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PROSPECTIVE INVESTOR CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business
Reflex Protect® offers the new gold standard in anti-violence safety preparedness equipment and training wherever people live, work, worship, and play. Whether providing workplace violence prevention safe enough for a hospital; a bipartisan-supported non-lethal solution to the "arm the teachers" debate; or simple peace of mind against the potential for violence to erupt anytime, anywhere; Reflex Protect® is the answer. Combining "low impact, no scare tactics" active threat training with patented technology innovations (including the proven stopping power of Presidia Gel®, which rapidly incapacitates a threat without affecting the user or bystanders), Reflex Protect® provides the most effective yet affordable non-lethal self-defense solution ever, just when it's needed the most.

Business Plan
Reflex Protect is in the enviable position of selling something familiar yet made superior by innovation into markets desperate for any solution. Our price is comparable to pepper spray, yet we offer a far superior (and patented) deployment device, a proprietary indoor formulation of a well-studied irritant, and a revolutionary (patent-pending) antidote. Our innovations create new markets where pepper sprays are either unusable or ill advised (hospitals, schools, inside). Our superior quality makes us attractive to existing law enforcement and military markets. The plan then is to *disrupt* the law enforcement and military market for non-lethal sprays and *dominate* highly profitable new markets where pepper sprays were previously not available. To achieve this goal, we will use traditional sales and marketing efforts, distribution methods, and independent sales representatives, as well as cutting-edge online sales, social media, and similar sales and marketing tactics.

The Company's Products and/or Services

Product / Service	Description	Current Market
Reflex Protect®	Best in class anti-violence safety preparedness training and non-lethal product solution	B2B to institutional healthcare, education, municipal government, houses of worship, businesses, retail, entertainment venues, bars & restaurants, hospitality, and law enforcement & corrections markets; B2C to small business and home users.
Presidia Gel®	Non-atomizing, sticky, highly effective non-lethal self-defense disabling agent with limited cross contamination and collateral effect.	B2B to institutional healthcare, education, municipal government, houses of worship, businesses, retail, entertainment venues, bars & restaurants, hospitality, and law enforcement & corrections markets; B2C to small business and home users.
Reflex Remove™	Patent pending, best in class pepper spray and tear gas chemical decontaminant product.	B2B to institutional healthcare, education, municipal government, houses of worship, businesses, retail, entertainment venues, bars & restaurants,

		hospitality, and law enforcement & corrections markets; B2C to small business and home users.
Reflex Protect Training & Accessories	Training and Accessories for all the foregoing products	B2B to institutional healthcare, education, municipal government, houses of worship, businesses, retail, entertainment venues, bars & restaurants, hospitality, and law enforcement & corrections markets; B2C to small business and home users.

Competition
MACE, Inc. -- Pepper Spray sales to retail only.
SabreRed -- Pepper Spray to law enforcement and retail
Safariland/First Defense -- Pepper spray to law enforcement (in partnership with Reflex Protect, so actually an ally, though technically also a competitor.
Counter Assault -- Pepper spray and Bear Spray to retail, direct to consumer

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base
Company predicts 80% of 2020 sales to be equally divided between the healthcare facility market (in partnership with group purchasing organization HRS) and the K-12 school district market, with 20% of sales going to municipalities and various kinds of small businesses, in addition to growing direct to consumer home sales (which B2C sales are expected to grow to 50% of sales post-Republic raise + 24mos). Future customers exist across very broad markets, including law enforcement.

Supply Chain
Company depends, but has a secondary alternative for each of, three main supply chain vendors.
- Guardian Protective Devices: Manufactures and bottles Presidia Gel and Reflex Remove chemicals
- Plastic Design & Manufacturing: Manufactures Reflex technology spray heads
- Big Sky Fulfillment: Assembles final product, packages, and fulfills wholesale and retail orders

Intellectual Property
- Exclusive universal license for self-defense exploitation of design and utility patents for Pistol Style Spray Head
- Patent Pending for Reflex Remove™/NCS *Fast*® OC/CS decontaminant product
- Federally Registered Trademarks for Reflex Protect®, NCS *Fast*®, Presidia Gel®, filing for Reflex Remove™
- Significant trade secrets in Presidia Gel and Reflex Remove

Patents and Provisional Patent Applications

Application/ PUB/ Patent #	Type	Title	File Date	Country/Organization
#9586750B1	Utility	Pistol Style Spray Head	March 7, 2017	USA
# D834,144	Design	Pistol Style Spray Head	October 15, 2018	USA
U.S. 62/775,959 Application Filed	Utility/ Formula	COMPOSITIONS AND METHODS FOR CLEANING, DECONTAMINATION AND TREATING SUBJECTS EXPOSED TO CHEMICAL IRRITANTS	06-Dec-2018	USA

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Grant Date	Country
Reg. #5,659,043	Class 13 Pepper Spray	Reflex Protect	10/26/2017	01/22/ 2019	USA
Reg. #5,659,215	Class 5 Chemical solutions and preparations for use in decontamination and treatment of persons afflicted with pepper spray	NCS Fast	12/08/2017	01/22/2019	USA
Reg. # 5,856,607	Class 13 – Tear Gas Weapons	Presidia Gel	02/22/2019	09/10/2019	USA

Governmental/Regulatory Approval and Compliance
The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation
On December 9, 2019, a lawsuit was filed against the Company in Flathead County District Court in the State of Montana alleging negligence and liability arising from injuries the plaintiff suffered during a pepper spray training with her law enforcement employer, alleging that use of our benign decontaminant caused the injury rather than the application of chemical irritant. The Company promptly notified its insurance carrier, which is defending the case. An initial offer of settlement of $70,000 was received from the plaintiff with the complaint on December 9, 2019. Oral settlement negotiations with insurance defense counsel are ongoing, but the matter is not expected to go to trial. The claim is covered by the Company's insurance policy.

USE OF PROCEEDS

Use of Proceeds	% of Target Proceeds Raised	Amount if Target Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	6.00%	$1,500	6.00%	$64,200
Marketing	94.00%	$23,500	19.00%	$203,300
Sales	NA	NA	10.00%	$107,000
Training	NA	NA	15.00%	$160,500
Research and Development	NA	NA	15.00%	$160,500
IP Protection and Enforcement	NA	NA	5.00%	$53,500
Working Capital	NA	NA	30.00%	$321,000
Total	**100.00%**	**$25,000**	**100.00%**	**$1,070,000**

We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use Republic campaign proceeds for growth & expansion toward civilian non-lethal market domination through new hires in sales, expanded marketing commitments, and to conduct R&D into new products to maintain our existing barriers to entry to the new indoor civilian non-lethal market we're creating as set forth below.

The use of proceeds set forth below indicates Company's priorities for use of funds. Hence, if less that the maximum target funding is achieved, Company will focus first on additional media awareness in an effort to spike revenue production as rapidly as possible, adding further revenue producing or catalyzing activities thereafter and foundation support for the Company as the amount raised increases.

Marketing

Our marketing expenditures will consist of a targeted media awareness and public relations campaign, along with aggressive social media marketing for audience awareness.

Sales

Our sales expenditure will consist of expanding our sales team and activity to institutions, public services and private citizens, along with increasing our trade show presence in order to secure retail and online distribution channels.

Training

Our training expenditures will consist of producing additional online training video production, such as:
- Business or Office Training Video
- House of Worship Training Series
- Entertainment/Hospitality Venue Training Series
- Law Enforcement Specific Online Training Videos

Research and Development

Our research and development expenditures will consist of streamlining and improving the Reflex™ technology and next gen products:
- Laser red-dot and LED torch attachments
- EnCase security alarm box with communications connectivity
- Heavy duty First Responder/Cold Weather/Outdoor applications

Working Capital

Our working capital expenditures will consist of administrative expenses, including payroll expenses.

The Use of Proceeds table is not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Joe Anderson	Manager/Chief Executive Officer	Chief Executive of Reflex Protect; Manager of Red Storm Defense, LLC holding company (holds majority stake in Reflex Protect); Self-employed attorney specializing in entertainment & digital media and entrepreneurial venture corporate law	AB Stanford 1987 JD Georgetown 1990

Indemnification
Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Montana law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently employs three (3) full time W-2 employees. The Founders and Manager are not W2 employees but provide full time effort to the Company.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding securities and unexercised Warrants:

Type of security	Class A Membership Interests
Amount outstanding/Face Value	443,125/NA
Voting Rights	Yes
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	NA
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	18.75%

Type of security	Class B Membership Interests
Amount outstanding/Face Value	1,998,500/NA
Voting Rights	Yes
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Equity Incentive Plan could take above number to 3,000,000 without further action by management.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	81.25%

Type of security	Class A Warrant
Amount outstanding/Face Value	211,500 @ $1.00/Class A Interests
Voting Rights	Yes
Anti-Dilution Rights	No
Expiration Date	April 23, 2021
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	211,500 Class A Membership Interest
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	25.65%

Type of security	Class A Warrant
Amount outstanding/Face Value	20,000 @ $2.50/Class A Interests
Voting Rights	Yes
Anti-Dilution Rights	No
Expiration Date	January 2, 2023
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	20,000 Class A Membership Interest
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	28.65%

The Company has the following debt outstanding:

The Company has two secured lines of credit, each in good standing, constituting at present approximately $47,500 in debt out of a total of $70,000, collateralized by inventory and personally guaranteed by the Manager/CEO.

The Company also has a secured Revenue Participation Agreement in place with Goodworks Ventures in the amount of $150,000 on which payments will begin based on 6.5% of revenue quarterly beginning April 30, 2020.

The Company has an unsecured promissory note in the outstanding amount of approximately $150,000 to CEO Joe Anderson.

Ownership

A majority of the Company is owned by Red Storm Defense, LLC (1.5 million Class B Shares). Red Storm Defense, LLC is a patent holding company owned exclusively by the inventor/founder Steve Mangold and the CEO/founder Joe Anderson. It is also managed by Anderson and its sole activity is holding the patents under license for the life thereof during actual exploitation thereof by the Company in the self-defense field globally.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Joe Anderson	93,750 Class A Interests 583,375 Class B Interests	24.5%
Red Storm Defense, LLC Manager: Joe Anderson Ownership: 1/3 Joe Anderson, 2/3 Steve Mangold	1.5 million Class B Interests	51.7%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit C.

Operations
Reflex Red Storm, LLC (the "**Company**") was incorporated on June 20, 2017 under the laws of the State of Montana, and is headquartered in Missoula, MT. The Company is a safety preparedness organization producing the gold standard in non-lethal active defense training and products.

Cash and Cash Equivalents
The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents, including but not limited to revolving lines of credit.

As of March 31, 2020 the Company had approximately $77,500.00 in aggregate cash and cash equivalents, leaving the Company with approximately 3 months of runway.

There are no convertible notes outstanding. All equity at this time is in full Class A or Class B Membership Interests (or Warrants or Options to purchase same).

The Company is an LLC with two different classes of membership interests. With the exception of a preferred return in liquidity on a priority of 120% of the Class A Membership Interest capital accounts, the membership interests are otherwise identical in terms of voting rights, etc. to Class B "sweat equity" Membership Interests, which are the common membership interest of the Company, with the Class A as a preferred membership interest of the Company.

Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "*Use of Proceeds*", which is an indispensable element of our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Valuation
The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Additionally, the Company did not take into account the potential ramifications of a global pandemic on the economy. The Company has transitioned admirably into working remotely, has kept all employees, contractors, and consultants on the payroll to date, and is continuing to conduct business "as usual" given the circumstances. Given the nature of the pandemic, there is potential opportunity for the Company's products and services in respect of non-lethal self-defense products and training, both to average civilians and to law enforcement. Nonetheless, the potential for even the Company's "Made in the USA" supply chain to break down is also a possibility, as it is for all other similarly situated American businesses.

All potential investors should consider all possible ramifications, to the extent possible, of an investment in the Company during an unprecedented confluence of factors in American history since 1945.

Please see Exhibit C for subsequent events and applicable disclosures:

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

The Company has issued only one Class of Securities, Class A Membership Interests, over the past three years, in a rolling series of Friends & Family investments constituting both convertible notes and direct equity subscriptions (with Warrants) converting those notes, with initial subscriptions pursuant to an **April 2018 Reg. D 506(b) exempt filing** converting first round of notes followed by another identical round of notes converted by final subscriptions to employees and previously existing and accredited investors.

Security Type	Amount of Securities Sold	Principal Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Convertible Note	215,000 Class A	$172,500	Working capital for development of Minimum Viable Product and pilot program for healthcare.	October, 1, 2017	Reg D 506(b)
Class A	211,500 Class A 211,500 Class A Warrants@$1.00 Remain to be Exercised	$211,500	Working capital for development of school product, trade show attendance, pilot program for schools, creating supply chain for direct institutional and online sales	Rolling beginning April 23, 2018	Reg D 506(b)
Convertible Note	432,400 Class A	$415,000	Working capital to hire sales and training staff and conduct marketing outreach resulting in product and training solution acclimation as "best practices" in anti-violence safety-preparedness	January 2, 2019	Reg D 506(b)
Class A	20,000 Class A	$50,000	Working	November 15,	Reg D 506(b)

	20,000 Class A Warrants@$2.50 Remain to be Exercised		capital for additional marketing and operations budget and runway preparatory to Republic Reg. CF raise	2019	

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 1,070,000 of worth of Crowd Safe Units of SAFE (Simple Agreement for Future Equity) of the Company (the "**Securities**"), under Regulation CF (this "**Offering**") for a total of $1,070,000 (the "**Maximum Offering Amount**"). The Company is attempting to raise a minimum amount of $25,000.00 in this Offering (the "**Target Offering Amount**") with oversubscriptions to be allocated at the Company's discretion. The Company must receive commitments from investors in an amount totaling the Target Offering Amount by July 31, 2020 (the "**Offering Deadline**") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Target Offering Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

The Offering is being made through OpenDeal Portal LLC dba Republic, the Intermediary. In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security, indefinitely and nether the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.** Investor funds will be held in escrow with Prime Trust, LLC until the Target Offering Amount of investments is reached. Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. **Any investor using a credit card to invest must represent and warrant to not claim fraud or claw back their committed funds to cancel their investment commitment, any cancelled investment commitments must be requested through the Intermediary 48 hours prior to the Offering Deadline or Closing.** The Company will notify Investors when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Target Offering Amount and providing notice to the Investors. If any material change (other than reaching the Target Offering Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Investor's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon closing of the Offering and the Investor will receive the Securities in exchange for his or her investment. Any Investor funds received after the initial closing will be released to the Company upon a subsequent closing and the Investor will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

In the event two-times the Minimum Amount is reached prior to the Offering Deadline, or such earlier time the Company designates pursuant to Reg. CF Rule 304(b), the Company may conduct the first of multiple closings of the Offering early, provided all investors will receive notice of the new offering deadline at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Investors who committed on or before such notice will have until 48 hours before the new offering deadline to cancel their investment commitment. In the event the Company does conduct one of multiple closes, the Company agrees to only withdraw half of the proceeds that are in escrow and will only conduct a close if there will be more than twenty-one (21) days remaining before the Offering Deadline.

The Company may only conduct another close before the Offering Deadline if: (i) the amount of investment commitments made exceeds two times the amount committed at the time of the last close and at the time of the next close; and (ii) more than twenty-one (21) days remain before the Offering Deadline.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of any subsequent closes.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Investor's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that an Investor may invest in the Offering is $200.00.

PRIME TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Commission/Fees

6.0% of the amount raised

Membership Interest, Warrants and Other Compensation

2.0% of the Securities being issued in this Offering.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our this Form C and the Crowd SAFE instrument attached as Exhibit E, in conjunction with the following summary information.

Authorized Capitalization

At the initial closing of this Offering (if the Target Amount is sold), our authorized membership interests will consist of (i) 10,000,000 Class A Membership Interests, of which 443,125 Class A Membership

Interests will be issued and outstanding, (ii) 10,000,000 Class B Membership Interests, of which 1,998,500 will be issued and outstanding, not including any future exercise of Equity Incentive Plan Options presently subject to vesting restrictions, not to exceed 3,000,000 Class B Membership Interests issued and outstanding.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Distributions

The Securities do not entitle the Investors to any distributions.

Conversion

Upon each future equity financing of greater than $2,000,000.00 (an "**Equity Financing**"), the Securities are convertible at the option of the Company, into CF Shadow Series Securities, which are securities identical to those issued in such future Equity Financing except 1) they do not have the right to vote on any matters except as required by law, 2) they must vote in accordance with the majority of the investors in such future Equity Financing with respect to any such required vote and 3) they are not entitled to any inspection or information rights (other than those contemplated by Regulation CF). The Company has no obligation to convert the Securities in any future financing.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Series Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount**") by:

(a) the quotient of $9,000,000.00 divided by the aggregate number of issued and outstanding membership interests, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including notes convertible into membership interests and all outstanding vested or unvested options or warrants to purchase membership interests, but excluding (i) the issuance of all shares of membership interests reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**Safes**"), and (iv) any equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes,

OR

(b) the lowest price per share of the securities sold in such Equity Financing.

The price (either (a) or (b)) determined immediately above shall be deemed the "First Financing Price" and may be used to establish the conversion price of the Securities at a later date, even if the Company does not choose to convert the Securities upon the first Equity Financing following the issuance of the Securities.

If the Securities are not converted, the more preferable conversion found above will be deemed the first equity financing price "***First Equity Financing Price***".

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing after the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Series Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Equity Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of an initial public offering of the Company ("**IPO**") or Change of Control (see below) (either of these events, a "**Liquidity Event**") of the Company prior to any Equity Financing, the Investor will receive, at the option of the Investor, either (i) a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) a number of units of membership interest of the Company equal to the Purchase Amount divided by the quotient of (a) $9,000,000.00 divided by (b) the number, as of immediately prior to the Liquidity Event, of units of the Company's membership interest (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) units of the Company's membership interest reserved and available for future grant under any equity incentive or similar plan; (ii) any Safes; and (iii) convertible promissory notes.

In connection with a cash payment described in the preceding paragraph, the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and holders of other Safes (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"**Change of Control**" as used above and throughout this section, means (i) a transaction or transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction(s) or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at the option of the Investor, either (i) a cash payment equal to the Purchase Amount (as described above) or (ii) a number of units of the most recently issued preferred membership interest equal to the Purchase Amount divided by the First Equity Financing Price. Units of preferred membership interest granted in connection therewith shall have the same liquidation rights and preferences as the units of preferred membership interest issued in connection with the Company's most recent Equity Financing.

Dissolution

If there is a Dissolution Event (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred membership interest then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of Securities (on an as converted basis based on a valuation of the Class B Membership Interests post-priority payment to Class A Membership Interests) as determined in good faith by the Company's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of units membership interest upon a Dissolution Event and (iii) and all holders of membership interest.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Investor pursuant to the conversion provisions or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

The Securities have no voting rights at present or when converted.

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place other than the Company's Operating Agreement governing restrictions of transfer on equity.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Investor may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them and/or you may be required per the Operating Agreement to offer the Company and/or other Members or successors.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the membership interest into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference other than as set forth in the Operating Agreement.
- The Company cannot determine if it currently has enough membership interest authorized to issue upon the conversion of the Securities, because the amount of membership interest to be issued is based on the occurrence of future events.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty (20%) percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction, whether historical or contemplated, where the Company was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) and the counter party is either (i) Any director or officer of the issuer; (ii) Any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) Any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

As further described in the section entitled "*Capitalization and Ownership*," the Company's Manager/CEO, Joe Anderson, has made a series of non-recourse, unsecured loans to the Company in the approximate amount of $150,000.00.

EXHIBIT B
Disclaimers

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

PRIME TRUST LLC (THE "*ESCROW AGENT*") SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Disclaimer of Television, Radio, Podcast and Streaming Presentation

The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

EXHIBIT C
Financials

Reflex Red Storm LLC

(a Montana Limited Liability Company)

Unaudited Financial Statements

Period of January 1, 2018 through December 31, 2019

Reviewed by:

TaxDrop

TaxDrop LLC
A New Jersey CPA Company

Financial Statements

Reflex Red Storm LLC

Table of Contents



CPAs & Advisors

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

April 8, 2020

To: Board of Directors of Reflex Red Storm LLC
        Attn: Joe Anderson, CEO

Re: 2018 and 2019 Financial Statement Review
       Reflex Red Storm LLC

We have reviewed the accompanying financial statements of Reflex Red Storm LLC (the "Company"), which comprise the balance sheet as of December 31, 2018 and December 31, 2019 and the related statements of income, equity, and cash flows for the period of January 1, 2018 through December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

TaxDrop

TaxDrop LLC
A New Jersey CPA Company

Reflex Red Storm LLC
Balance Sheet
As of December 31, 2019 and 2018
(unaudited)

		Total		
		As of Dec 31, 2019		As of Dec 31, 2018
ASSETS				
Current Assets				
Cash	$	65,770	$	48,564
Accounts Receivable (A/R)	$	15,061	$	5,502
Other Current Assets				
Inventory Asset	$	160,300	$	158,580
Other Assets	$	(256)	$	(256)
Total Other Current Assets	$	160,044	$	158,324
Total Current Assets	$	240,874	$	212,389
Fixed Assets				
Accumulated Depreciation	$	(19,037)		
Hardware	$	6,617		
Intangible Assets	$	700	$	700
Custom Software	$	10,000		
Logo	$	12,520	$	12,520
Patent	$	2,705	$	2,705
R&D Assets	$	154,496	$	112,187
Trademark	$	7,000	$	7,000
Research & Development Assets				
Material & Supplies	$	(3,292)		
Professional Services Development	$	17,172		
Professional Services Research	$	5,400		
Sales & Marketing Assets				
Professional Video & Photo	$	22,775		
Tools & Equipment	$	23,439	$	23,439
Total Fixed Assets	$	240,496	$	158,552
TOTAL ASSETS	$	481,370	$	370,941

(continued on next page)

The accompanying notes are an integral part of these financial statements.

Reflex Red Storm LLC
Balance Sheet
As of December 31, 2019 and 2018
(unaudited)

		Total	
	As of Dec 31, 2019		As of Dec 31, 2018
LIABILITIES AND EQUITY			
Liabilities			
Current Liabilities			
Accounts Payable	$ 64,346	$	18,417
Credit Cards	$ 10,193	$	2,706
Other Current Liabilities			
Payroll Liabilities	$ 2,515	$	926
Total Current Liabilities	$ 77,054	$	22,049
Long-Term Liabilities			
Convertible Note	$ 431,500	$	205,000
LLC Loan	$ 9,815	$	20,000
Loan Payable to Member	$ 135,000	$	10,000
MoFi Loan Payable	$ 40,293	$	52,593
Revenue Participation Agreement	$ 125,000	$	50,000
Total Long-Term Liabilities	$ 741,608	$	337,593
Total Liabilities	$ 818,662	$	359,642
Equity			
Class A Members - Direct Investment	$ 384,000	$	384,000
Other Membership Interests	$ 35,786	$	4,550
Additional Paid in Capital - Stock Options	$ 132,093	$	73,933
Additional Paid in Capital - Stock Warrants	$ 76,212	$	64,091
Retained Earnings	$ (515,276)	$	(14,640)
Net Income	$ (450,108)	$	(500,636)
Total Equity	$ (337,292)	$	11,298
TOTAL LIABILITIES AND EQUITY	$ 481,370	$	370,941

The accompanying notes are an integral part of these financial statements.

51

Reflex Red Storm LLC
Profit and Loss
For the Years ended December 31, 2019 and 2018
(unaudited)

	Jan - Dec 2019	Jan - Dec 2018
Revenue	$ 276,988	$ 54,546
Less: Returns and Allowances		$ (60)
Less: Discounts	$ (38,754)	$ (3,378)
Net Revenue	$ 238,234	$ 51,108
Cost of Goods Sold	$ 65,825	$ 83,966
Gross Profit	$ 172,410	$ (32,858)
Expenses		
General & Administrative	$ 271,795	$ 170,868
Payroll Expense	$ 122,806	$ 171,226
Research & Development	$ -	$ 34,135
Sales & Marketing	$ 244,588	$ 88,966
Total Expenses	$ 639,189	$ 465,195
Net Operating Income	$ (466,779)	$ (498,053)
Other Income		
Grants	$ 30,000	
Interest Income	$ 2	$ 1
Other income	$ 13,800	$ 36
Total Other Income	$ 43,802	$ 36
Other Expenses		
Amortization	$ 1,160	
Depreciation	$ 17,877	
Interest on Debt	$ 8,093	$ 2,620
Total Other Expenses	$ 27,130	$ 2,620
Net Other Income	$ 16,671	$ (2,583)
Net Income	$ (450,108)	$ (500,636)

The accompanying notes are an integral part of these financial statements.

Reflex Red Storm LLC
STATEMENT OF STOCKHOLDERS' EQUITY
For the Years Ending December 31, 2018 and 2019
(Unaudited)

	Membership Interest	Additional Paid in Capital - Stock Options	Additional Paid in Capital - Stock Warrants	Accumulated Deficit	Total Stockholders' Equity (Deficit)
Balance as of January 1, 2018	$ 10,000	$ -	$ -	$ (14,640)	$ (4,640)
Conversion of Convertible Notes	$ 172,500	$ -	$ -	$ -	172,500
Issuance of Member Interests	$ 206,050	$ 73,933	$ 64,091	$ -	344,074
Net Income (Loss)	$ -	$ -	$ -	$ (500,636)	$ (500,636)
Balance as of December 31, 2018	388,550	73,933	64,091	(515,276)	11,298
Shareholder Contribution, net of Distributions	$ 31,236	$ -	$ -	$ -	$ 31,236
Issuance of Member Interests	$ -	$ 58,160	$ 12,121	$ -	$ 70,281
Net Income (Loss)	$ -	$ -	$ -	(450,108)	$ (450,108)
Balance as of December 31, 2019	419,786	132,093	76,212	(965,384)	(337,292)

The accompanying notes are an integral part of these financial statements.

Reflex Red Storm LLC
Statement of Cash Flows
For the Years ended December 31, 2019 and 2018
(Unaudited)

	2019	2018
OPERATING ACTIVITIES		
Net Income	-450,108	-500,636
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Receivable (A/R)	-9,559	-5,502
Inventory Asset:Finished Inventory	10,297	-113,429
Inventory Asset:Raw Materials	-12,017	-44,388
Accounts Payable (A/P)	45,929	17,942
Credit Cards	7,486	2,706
Other assets	0	256
Payroll Liabilities	1,590	926
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	43,726	-141,489
Net cash provided by operating activities	-406,382	-642,124
INVESTING ACTIVITIES		
Accumulated Depreciation	19,037	0
Hardware	-6,617	0
Custom Software	-10,000	0
R&D	-61,589	-60,000
Professional Video & Photo	-22,775	0
IP	0	-5,425
Tools & Equipment	0	-11,912
Net cash provided by investing activities	-81,944	-77,337
FINANCING ACTIVITIES		
Convertible Note - FF2	226,500	102,500
LLC Loan	-10,185	20,000
Loan Payable Joe Anderson	125,000	10,000
MoFi Loan Payable	-12,300	52,593
Revenue Participation Agreement:Goodworks Ventures - Membership Interest	75,000	50,000
Class A Members - Direct Investment	0	374,000
Other membership interests	31,236	4,550
Stock Options	58,160	73,933
Stock Warrants	12,121	64,091
Net cash provided by financing activities	505,532	751,667
Net cash increase for period	17,206	32,206
Cash at beginning of period	48,564	16,358
Cash at end of period	65,770	48,564

The accompanying notes are an integral part of these financial statements.

Reflex Red Storm LLC
Notes to the financial statements
As of December 31, 2018 and December 31, 2019
(Unaudited)

NOTE 1 – NATURE OF OPERATIONS

Formed on June 20, 2017, Reflex Red Storm, LLC (dba Reflex Protect, which may be referred to as the "Company," "we," "us," or "our") is a safety preparedness company providing a proprietary non-lethal self-defense product and training solution to keep people safe wherever they live, work, worship, and play. It combines novel, patented technology innovations with established approaches to active defense to allow law enforcement as well as the general citizenry to exert controlling force over a potential violent assailant from a distance without affecting others in the area or the environment.

Since Inception, the Company has relied on contributions from members to fund its operations. As of December 31, 2019, the Company had an accumulated deficit and will likely incur additional losses prior to generating positive income. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 8). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 9) and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting. The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. The Company relies on one primary supplier for the production of the product solutions.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2019 and 2018, the Company had $65,770 and $48,564 of cash on hand, respectively.

Fixed Assets

Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to forty years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2019.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):
•   Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
•   Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
•   Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the statements. Income from the Company is reported and taxed to members on their individual tax returns.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. For years ending December 31, 2019 and 2018 the Company recognized $408,222 and $296,267 in revenue respectively.

Accounts Receivable and Payable

Accounts receivable is recorded upon delivery of goods and services. Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. As of December 31, 2019 and 2018 the company had $15,061 and $5,502 in accounts receivable, respectively.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Amortization

Intangible assets are amortized over 15 years, straight-line, with no salvage value.

Roles and Responsibilities

Mountain Cents Bookkeeping out of Missoula, MT updates company books every Friday using QuickBooks Online software. Stephon Smith, CFO, reviews financial statements monthly and ensures proper categorization of charges. Kero & Associates Accounting prepares tax returns and K1s annually. ShipHero and SOS Inventory are the two software programs through which the company manages its inventory, physically and cost-wise. Journal entries to adjust inventory are made annually or when appropriate to reflect physical inventory

Recent Accounting Pronouncements

In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2018, FASB amended ASU No. 2018-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – FIXED ASSETS

Fixed Assets consist of equipment and leasehold improvements. Depreciation is calculated using the straight-line method over a period of 5 to 10 years for equipment. As of December 31, 2019 and 2018 the Company had $240,496 and $158,552 in net fixed assets. These assets are instrumental in the manufacture, marketing, and legal protection of Reflex Protect proprietary products and services.

NOTE 4 -- INCOME STATEMENT

REVENUE (INCOME)

Distributed across:
- Institutional Sales: $221,182.15
- Online Sales: $5,972.12
- Military Sales: $49,834.00
- Discounts: -$38,753.93

Institutional Sales comprise both product and service (defense training) in an approximately 85/15 ratio. Online sales are for product only. Military Sales correspond to funds awarded for passing phase I of the United States Air Force AFWERX SBIR (Small Business Innovation Research) Program; product sales will not ensue until subsequent phases are passed and ultimate supply agreement is reached with USAF/DoD. Discounts applied exclusively to Institutional Sales, for a net of $182,428.22.

GENERAL & ADMINISTRATIVE EXPENSES

Main expense categories are:
- Facilities
- Fees
- IT
- Material & Supplies
- Meals & Entertainment
- Payroll Expense
- Professional Service

Professional Service is about 65% of the expense in G&A as Reflex Protect at this early stage employs management, financial, and legal professionals to carry out its executive and strategic functions in this early stage in the company's growth. Payroll was another 15% for the office manager's position that was supported through the Big Sky Economic Development Trust Fund Grant (please see "Other Income" section for more detail). The CEO and part-owner Joe Anderson is not included in either Payroll Expense or Professional Service as he did not receive traditional compensation for his services in 2019.

SALES & MARKETING EXPENSES

Main expense categories are:

- IT
- Materials & Supplies
- Payroll Expenses
- Professional Services
- Travel & Tradeshows

Payroll is about 45% and Travel & Tradeshows is about 30%, therefore more than ¾ of this category is directly related to internal sales rep activity.

RESEARCH & DEVELOPMENT EXPENSES

All R&D outlays were capitalized in 2019 and a portion show up as Amortization Expense below Net Operating Income.

OTHER INCOME

Grants ($30,000) comprised a MT State Department of Commerce grant, and Other Income comprised the Big Sky Economic Development Trust Fund ($13,800) for three new jobs created at a minimum of $19/hour each.

NOTE 5 -- LONG-TERM LIABILITIES

As of December 31, 2019, Long-term Liabilities comprised the following accounts rounded to the nearest thousand dollars:

- Convertible Note FFII: $431,000
- Line of Credit: $10,000
- Loan Payable (Owner): $135,000
- Business Loan: $40,000
- Revenue Participation Agreement: $125,000

The FFII (Family & Friends Round 2) Convertible Note round composed more than half of the total inflow of financing cash at $226,500 (the other half of the cash associated with this round came through in 2018), followed by a Loan Payable from Joe Anderson, CEO in the amount of $125,000. The next largest source was the amended Revenue Participation Agreement which added $75,000 to the existing $50,000 balance, resulting in the balance sheet amount of $125,000. Remaining sums comprised small investments, repayment of loan principal, and owner draws for health savings account and medical and dental insurance.

The Loan Payable (Owner) were funds indefinitely extended by Joe Anderson, CEO, which added to a prior balance of $10,000.

The Revenue Participation Agreement stipulates that Reflex Protect pay the lender 6.5% of monthly gross receipts on a quarterly basis until 1.75 times the original invested amount ($125,000 * 1.75 = $218,750) is fully repaid, on whatever timescale the repayment happens to occur as a function of revenue growth.

Convertible Notes

A prior convertible note round comprised $172,500 of notes originally issued in 2017 had converted in September of 2018 to 215,625 Class A interests at 80% of the $1 share price at conversion. As of December 31, 2019 and 2018 respectively, there were $431,500 and $205,000 convertible notes outstanding. All convertible notes have the following identical terms: 7.5% interest with an 80% conversion discount and convert at the next qualified equity financing with a valuation cap of $5,000,000. As of December 31, 2019, accumulated compounded interest totaled $33,277.

All notes outstanding converted on January 1, 2020 (see Note 9 for subsequent events).

Revenue Share Agreement

The Company entered into a Revenue Participation Agreement in exchange for $50,000 and $75,000, as of May 18, 2018 and June 5, 2019 respectively. The Agreement has a 7 year payment period before additional collateral or payment breach procedures become effective.

The Participation Payment on Adjusted Gross Sales for each calendar quarter within thirty-one (31) days after each March 31, June 30, September 30, and December 31, beginning on the date of full repayment to Buyer of all sums due and owing Buyer, provided that the Seller shall at all times use commercially reasonable efforts to make and collect payment from commercial sales.

Payment Period is actionable as follows: the period beginning on the effective dates, and ending on the later of: (i) Repurchase accomplished through the accrual of Participation Payments or other payments pursuant to this Agreement from Seller to Buyer in an amount equal to ONE HUNDRED FIFTY PERCENT (150%) of the Purchase Price if paid within three (3) years and thirty-one (31) days of RPA1 Repurchase Date; (ii) Repurchase accomplished through the accrual of Participation Payments or other payments from Seller to Buyer in an amount equal to TWO HUNDRED PERCENT (200%) of the Purchase Price if paid within five (5) years and thirty-one (31) days of RPA1 Repurchase Date; and (iii) Repurchase accomplished through the accrual of Participation Payments or other payments from Seller to Buyer in an amount equal to THREE HUNDRED PERCENT (300%) of the Purchase Price if paid within seven (7) years and thirty-one (31) days of RPA1 Repurchase Date. Failure to achieve Repurchase by the end of the Payment Period designated (iii) in the previous sentence will constitute a Payment Breach not subject an Event Of Default, and subject to the full range of remedies under the signed agreements.

NOTE 6 – EQUITY

18 members owned Class A Interests through direct investment in the amount of $211,500.
11 members (some the same as prior category) owned $172,500 of Class A Interests through a prior convertible note conversion event.
Remaining equity was split between sweat equity, small investments in the most recent "Growth & Expansion" equity raise ($40,000 total), owner draws, and retained earnings and net income for 2019.

Class B Interests ("Sweat Equity") is distributed across six different entities: five individuals and one LLC that acts as the holding company for certain IP, and which two of the five aforementioned individuals own in 2/3 and 1/3 portions, and one of whom is Joe Anderson, CEO. There were only two Class B exercise events in 2019, both by Joe Anderson for a total of 221,000 Interests.

Stock Options and Warrants

Various stock options and warrants were issued in exchange for services to the Company. As of December 31, 2019 and 2018 respectively, the Company issued stock options for 996,900 and 706,900 membership interest units at a price of $0.10 per unit. The fair market value per unit ranges between $0.80 and $1.00 and vesting periods range from at-will to 4 years. Stock option expense has been recognized according to the grant date for units that may be exercised at will and over the vesting period for the options that have term lengths. The stock option expense recognized by December 31, 2019 and 2018 respectively are $132,093 and $73,933. No stock options have been exercised.

As of December 31, 2019 and 2018 respectively, the Company issued stock warrants for 227,500 and 211,500 membership interest units at strike prices of $2.50 per unit and $1.00 per unit, which represented their fair market values at the time. Stock warrant compensation expense has been recognized over the period from issuance date through November 15, 2021 for warrants issued in 2018 and through January 2, 2021 for warrants issued in 2019. The stock warrant expense recognized by December 31, 2019 and 2018 respectively are $76,212 and 64,091.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

On December 9, 2019, a lawsuit was filed against the Company in Flathead County District Court in the State of Montana alleging negligence and liability arising from injuries the plaintiff suffered during a pepper spray training with her law enforcement employer, alleging that use of our benign decontaminant caused the injury rather than the application of chemical irritant. The Company promptly notified its insurance carrier, which is defending the case. An initial offer of settlement of $70,000 was received from the plaintiff with the complaint on December 9, 2019. Oral settlement negotiations with insurance defense counsel are ongoing, but the matter is not expected to go to trial. The claim is covered by the Company's insurance policy.

NOTE 8 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2017 and incurred a loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 9 – SUBSEQUENT EVENTS

Conversion of all outstanding convertible notes

On January 1, 2020, all convertible notes issued in 2018 and 2019, comprising the ending balance of convertible notes on December 31, 2019, had converted into Class A converted interests.

Anticipated Crowdfunding

The Company is offering (the "Crowdfunded Offering") up to $1,070,000 in Simple Agreements for Future Equity (SAFEs). The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through OpenDeal Portal LLC (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 6% commission fee and 2% of the securities issued in this offering.

Management's Evaluation

Management has evaluated subsequent events through April 7, 2020, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT D
Offering Page found on Intermediary's Portal.





Company Name	Reflex Protect

Logo	

Headline	Simple non-lethal self-defense solutions for hospitals, schools, homes and more

**Cover
photo**



Hero Image


REFLEX PROTECT
Revolutionizing Non-Lethal Defense
Our Patented Technology Makes Reflex Protect® the New Safety Standard.
Simple. Effective. Non-Lethal.

Tags

Consumer Goods, B2B, B2C

Pitch text

Summary

- An easy, effective and non-violent alternative for violent situations
- Raised over $1 million in angel investor equity and RPAs
- $750,000 projected revenue in 2020 (tripling 2019 revenue)
- Endorsed by multiple school boards and hospital associations
- Led by serial entrepreneur with successful start-up and growth experience

- Disrupting the billion-dollar self-defense and safety preparedness markets
- Making a positive impact on American life

Problem

America is on a first name basis with violence

Parkland. Pulse Nightclub. Tree of Life Synagogue. Molson Coors.

The public is demanding action.

Someone at almost every school district, hospital, urgent care center, workplace, and house of worship is responsible for finding and employing an effective frontline self-defense solution.

The threat of gun violence is a national health emergency. It costs our country thousands of lives and billions of dollars.

Reflex Protect® has the non-lethal answer to stop immediate violence in its tracks.


THE ANNUAL COST OF VIOLENCE IN THE U.S.A.
Higher Healthcare Cost Including Psychiatric Care
Combating Negative Publicity
Associated Fines/Fees
Litigation
Employee Turnover
Higher Insurance Rates
Loss of Business and Productivity
Increasing and Improving Security
$121 BILLION

Solution

Take non-lethal self-defense into your own hands

Reflex Protect® puts out the threat of violence the way fire extinguishers quickly and easily put out fires.

Our revolutionary Presidia Gel® – shot through our patented Reflex™ point-and-shoot spray head – delivers immediate temporary blindness and pain, debilitating an attacker until help arrives.

Reflex Protect® defense tools are used in hospital ERs, schools, churches, offices, and by cities and law enforcement.

- Responsibly protect, train and empower employees
- Support security staff

- Mitigate risk of liability/lawsuits

Reflex Protect® is dedicated to keeping you safe. Just like fire extinguishers, Reflex Protect® should be found in every home, workplace, and public space.

Product

Self-defense products + comprehensive training

Reflex Protect® is a safety preparedness company offering a complete solution of policies, procedures, training, and implementation, in addition to revolutionary products.



Effective and Accurate

The intuitive, patented spray head and hard-hitting Presidia Gel® makes Reflex Protect® the most effective non-lethal self-defense solution on the market.



Committed to Safety

Twin safeties drastically limit accidental deployment.



Presidia Gel®

Rapid onset debilitating irritant sticks to what it hits, eliminating risk of cross-contamination to others.



Reflex Remove™

Neutralizes, cleans, and soothes the effects of Presidia Gel®, as well as pepper sprays and tear gas.

Traction

Strategic partnerships with hospitals and schools

• The only pre-approved security solution for Providence St. Joseph's Healthcare's 51 hospitals and 1,085 clinics (Pacific NW, California, and Texas).

• Endorsed by the Montana Hospital Association, MHA Ventures, and HRS healthcare group purchasing organization (38K+ medical clients, soon expanding to Intalere's 108K+).

• Implemented at Virginia Mason Medical Center in Seattle plus 11 Puget Sound regional facilities scheduled this year

• Used in school districts in Montana, Idaho, Wyoming, Arizona, Oregon, Washington State, Iowa, and Massachusetts

• Endorsed by Montana School Board Association and its group insurance pool

• Approved by the Idaho School Safety Association

    

Customers

The only hospital-safe solution that solves the "arm the teachers" debate

-Doug Reisig, Superintendent of Hellgate Elementary

"The most significant innovation in less-than-lethal technology since the invention of the Taser." - *Safariland Group, largest supplier of gear to law enforcement in US*

"I really enjoyed the Active Shooter Response/Reflex Protect combined course. I will feel safer with this product in my classroom." - *Teacher, Glendale, AZ*

"Because healthcare workers are the number one victims of workplace violence, I needed a simple yet effective defense tool that my workers could access to protect themselves and others from threats or acts of physical violence. Reflex Protect is the ideal solution! The inert practice spray has been a critical component of training, helping staff to be comfortable with using the product." – *Shawn Paul, Region Director Environment of Care, Providence St. Joseph Healthcare*

"I arrive at work at 4:45 AM and recently have felt very uncomfortable walking into work. When I saw Missoula schools were using Reflex Protect, I knew in an instant that I would not be afraid to park on campus and walk with such a great product." - *Connie McLaughlin, Nurse*

"A superior product for our hospital. The effect on my body was immediate. I had intense pain in my eyes and I was no longer able to aggress toward someone. And no one else in the room was affected at all!"
- *Nathan Stielstra, Hospital Security Training Officer*

"We learned so much from you and would definitely recommend Reflex Protect!" - *Donna Schlep, Real Estate Agent*

Click here to hear from the Director of Security at St. Peter's Hospital in Olympia, Washington describe an actual use in his hospital.

Business Model

Demand from schools, hospitals, law enforcement, small business

Reflex Protect is in the enviable position of selling something familiar yet made superior by innovation into markets desperate for any solution.

Our price is comparable to pepper spray, yet we offer a far superior (and patented) deployment device, a proprietary indoor formulation of a well-studied irritant, and a revolutionary (patent-pending) antidote.

We enjoy a solid gross margin of 65-70% on average.



	2020	2021	2022	2023	2024
Schools	$115,500	$637,839	$1,113,678	$2,463,678	$5,253,678
Hospitals/Clinics	$629,000	$1,835,126	$3,454,252	$5,254,252	$8,974,252
Other Institutions*	$472,327	$1,346,743	$2,996,640	$7,391,331	$16,208,750
Small Businesses	$50,000	$150,000	$450,000	$900,000	$1,800,000
Households	$13,541	$67,181	$288,866	$577,731	$1,860,000

Our innovations create new markets where pepper sprays are either unusable or ill advised (hospitals, schools, inside). Our superior quality makes us attractive to existing law enforcement and military markets. (The FAQ details intellectual property barriers to entry.)

We will *disrupt* the law enforcement and military market for non-lethal sprays and will *dominate* highly profitable new markets.

Market

Disrupting the multi-billion dollar self-defense and safety preparedness market



Market	Firms/Quantity	Market Opportunity	Avg. Sale
Schools	59K	$74MM	$1,250
Hospitals/Clinics	113K	$254MM	$2,250
Other Institutions	234K	$292MM	$1,250
Small Businesses	28MM	$2.8B	$100
Households	120MM	$6.0B	$50

The above shows where Reflex Protect already has a presence (using present average sales data). Averages will rise with sales to larger individual customers while growth and expansion will increase revenue.

We have not accounted for revenue driven by future training, whether delivered online or in-person, direct or via a licensed affiliate. Training is a major source of revenue.

Our upcoming safety preparedness subscription model – Safety as a Service™ – combining training and product will create virtually limitless revenue scalability.

If Reflex Protect becomes as common as a fire extinguisher, the potential for the Company is frankly amazing.

Competition

Patented technology for a superior product and simple solution

	Reflex Protect®	Pepper Spray	Firearms
Non-Lethal	YES	YES	NO
No Cross Contamination	YES	NO	NO
No Collateral Effects	YES	NO	NO
Decontaminant Solution	YES	MAYBE	NO
Certified Training Available	YES	MAYBE	NO

Vision

Stopping violence without being violent



Reflex Protect® is reframing the national conversation about the threat of violence in America to go beyond the "Gun vs. No Guns" debate. We all know violence can erupt virtually anytime and anywhere. But how can we respond?

Our answer is to provide people with the training and tools to be their own first responders, minimizing threats during the "response gap" before professionals arrive.

We envision a country with greater peace of mind knowing Reflex Protect® can safely be used as a non-violent response to violence.

Republic-raised funds will support:

- Targeted media awareness and PR campaign
- Expanding sales team and activity to institutions, public services and private citizens
- Aggressive social media and marketing campaign for audience awareness and sales funnel creation
- Increased trade show exposure for securing retail and online distribution channels
- Additional online training video production
- R&D to streamline and improve Reflex™ technology and next gen products:

- - Laser red-dot and LED torch attachments
  - EnCase security alarm box with communications connectivity
- IP protection and enforcement campaign
- Runway through end-of-year and fiscal sales cycle

Investors

$1.125 million raised to date

- $1 million in equity funding raised from friends & family and angel investors.
- Additional $125,000 in a Revenue Participation Agreement from Goodworks Ventures.
- Clean Cap Table.
- Early M&A-based investment interest and potential.

Founders

United by a higher cause



Joe Anderson and Steve Mangold are fourth-generation Montanans from ranching families. Steve is a former military and a lifetime hunter, NRA member, and inventor. Joe is a Stanford and Georgetown Law alum who has helped others achieve their business dreams as an entrepreneur and entertainment & digital media start-up law specialist.

Steve wondered if his invention of a novel technology meant to disrupt the bear spray market might have an even higher calling: Couldn't this invention be an alternative to a loaded firearm wherever a gun would be forbidden, unwise, or unwanted? Without a doubt, thought Joe.

And just like that, Joe realized his 25-year entrepreneurial career in service to others – one that began in tragedy after a gunman entered his former law firm and killed nine people in 1993 – could be capped with helping solve the problem of gun violence in America.

After the shooting prompted Joe to take a fresh look at his career, he stopped office work and joined a rock band. This seeming rash decision eventually morphed into an entertainment law career and professorship at San Francisco's UC Hastings Law School at the dawn of the dot-com boom.

Joe thus became one of the country's first digital media lawyers, helping countless start-up clients build lasting businesses and successful exits. He also co-founded several start-ups – a Grammy-nominated record label in the 90s; a successful Hollywood production company in the early 2000s; a solar power start-up later in the decade; and most recently the award-winning and extremely successful EdTech venture, StudySync®, revolutionizing online education.

Since its beginning, Reflex Protect® has attracted others for whom revolutionizing non-lethal defense and finding a solution to America's violence crisis represents a dream they share with Joe and Steve, including:

Ben Gladwin, a Police Captain who retired early secure in the belief that his work with Reflex Protect® would save more lives than behind a desk or even on a beat.

Alain Burrese, a lawyer, martial arts instructor, safety trainer, and author who had just published his definitive book on the subject, *Survive a Shooting.*

Patrick Memoli, a chemist with a specialization in detergents for whom the challenge of developing a pepper spray/tear gas antidote was the assignment of a lifetime.

The entire, growing Reflex Protect team is dedicated to building a successful business based on empowering non-violent response to threats of violence.

Team

Joe Anderson	Founder/CEO	Joe has enjoyed a 30-year legal career with specialization in corporate entrepreneurial law. He is the Co-Founder of StudySync, an education tech start-up revolutionizing digital classroom pedagogy. Joe is a proud Stanford and Georgetown Law alum.
Stephon Smith	Chief Financial Officer	A graduate of Penn State Schreyer Honors College, Stephon specializes in financial-operations models and quantitative analysis. He is responsible for forecasts, budgets, cap table maintenance, pricing strategies, cost analysis, and sales management.
Karen Leland	Interim Chief Marketing Officer	Karen Leland is founder of Sterling Marketing Group, a branding, & marketing firm. Clients: LinkedIn, Twitter & Google. Best-selling author The Brand Mapping Strategy: Design, Build & Accelerate Your Brand. She's spoken for Harvard, Stanford & TedX.
Ben Gladwin	Government Sales Division Director	Ben retired as a decorated police captain and former assistant chief at the University of Montana's police department, where he had a passion for empowering people to plan, prepare, and respond to critical incidents.

	Alain Burrese	Active Defense Training Division Director	Alain served as a paratrooper in the U.S. Army with the 82nd Airborne and as a sniper instructor with the 2nd Infantry. He holds both business and law degrees from the University of Montana. His most recent of nine books is Survive a Shooting.
	Jessica Adanich	Marketing & Social Media Director	An alumna of the Cleveland Institute of Art having studied industrial and graphic design, Jessica is the founder of DesignPod Studio. She has worked with Vitamix® and Hasbro NERF®, and spent six years leading design and marketing at Mace®.
	Steve Mangold	Co-Founder & Director of R&D	An inventor since a kid (perfect bacon in the toaster!), inefficiencies in products or procedures frustrate Steve into seeking a better design. He holds several patents, and continues to ideate for Reflex Protect in existing and untapped markets.
	Patrick Memoli	Chief Chemist	Patrick's 11 years with consumer packaged goods has focused on product development, scientific inquiry and research. As part of LightBox Laboratories since 2016, he formulated and commercialized sustainable, high-performance cleaning products.

	Libby Brunell	Chief Operating Officer	A former public school educator – with 15 years as classroom teacher, coach, and building administrator – Libby then joined Cascadia Business Development to bring her team building and operations experience to the small business world.
	Evan Dean	Industry Sales Associate	Whether in banking, insurance or energy sales, or working with seniors or underprivileged youth, Evan excels at problem solving. He is a proud University of Montana alum with a degree in business management with an entrepreneurial focus.
	Sue Glader	Copywriter	Sue believes successful communication should be enjoyed, not endured. As a freelance copywriter since graduating from Stanford mumble years ago, she's strategized and written for folks from GE to Samsung to The Economist Intelligence Unit.

Perks

$500	Personalized 1-year 10% Discount Coupon for All Reflex Protect Products
$1,000	Personalized 3-year 10% Discount Coupon for All Reflex Protect Products
$2,500	1.9 oz Presidia Gel w/ aerosol Reflex Remove for home, car, or jogging. All of the above
$5,000	2.5 oz Reflex Protect w/docking station, Inert Training Unit, and 8 oz Reflex Remove. All of the above
$10,000	Customized 1-year Safety as a Service™ installation, implementation, and training for up to 10 person organization of your choice. All of the Above
$25,000	Customized 1-year Safety as a Service™ installation, implementation, and training for up to 50 person organization of your choice. All of the Above

FAQ

Why should I invest in Reflex Protect?

We believe Reflex Protect can become as ubiquitous in American life over the next five years as the fire extinguisher. (Imagine investing in the company that patented the fire extinguisher.) The threat of violence is the 21st Century version of how prior generations feared fire. Reflex Protect created something that can stop violence before the arrival of professional help, bringing peace of mind that comes from knowing you're your own first responder.

Reflex Protect has, we believe, everything it takes to be a successful, market-creating and disruptive company. The markets are large and numerous, the problem is significant, and the solution is innovative. The Company is the first mover into many of these markets, has substantial barriers to competition already in place, and a clear R&D strategy to maintain that competitive advantage for a substantial period of time.

What makes Reflex Protect so special?

Reflex Protect offers several key innovations that put us into previously unavailable (aka "Blue Ocean") markets, allowing us to start disrupting in places where there is presently little competition, but that also allow us to compete in busy ("Red Ocean") markets against legacy brands with old technology. These innovations also provide barriers to entry into those markets to future competition.

Our innovations include: our patented Reflex™ technology spray head, proprietary Presidia Gel® chemical irritant, patent-pending Reflex Remove® decontaminant, and exclusive "low impact, no scare tactics" *Escape/Deny/Defend* active threat response training.

What is Reflex™ technology?

Reflex Protect has exclusive, worldwide rights to two **patents** (one utility, one design) for the Reflex™ technology spray head (patented under the name "Pistol Style Spray Head"). The Safariland Group, the nation's largest supplier of body armor, holsters, and other gear to law enforcement (LE) markets, calls our patented technology, **"The most significant innovation in less-than-lethal technology since the invention of the Taser."** They are now strategic partners, having entered into a Long-Term Supply Agreement with us to purchase Reflex™ triggers for use on their popular MK-9 pepper spray line. We receive another income stream, exposure to the LE market, and credibility in the civilian and private security markets that are always motivated by, "I want whatever the cops are using."

The Reflex technology spray head is a key component in the Reflex Protect Active Defense Solution ("RPADS"), which makes it attractive to the institutional market. It's far easier and more intuitive to train on and ultimately use than existing "fire extinguisher" or "hair spray" chemical irritant sprays; it's by far the most accurate in human hands precisely because of that intuitive use; and it comes with twin safeties for added accident avoidance when placed in sensitive areas.

There are some 17 years left on these two patents. The utility patent protects the function of all the parts and pieces of the spray head as well as the whole, and the design patent essentially means competitors can't even copy the look and feel of our spray head, serving as essentially another trademark protecting the shelf appearance of our flagship product.

What exactly is Reflex Remove®?

No other company has ever created a fast-acting and effective remedy for the effects of pepper sprays or tear gas. It's quite possible no one ever bothered to try, as quickly reversing the effect of a riot control device could undermine its utility. This certainly contributed considerably to the refusal of many institutions to consider the use of non-lethal sprays for self-defense due to contamination concerns.

So our chemists set out to invent something to remedy this, and the Company now has a **patent-pending** on the novel Reflex Remove®/NCS *Fast*® decontaminant formula. It is also, during the pendency, covered by a carefully held **trade secret**. We believe the trade-off of having the ability quickly to reverse our Presidia Gel®, as well as giving first responders and healthcare workers a tool to decontaminate themselves and others from chemical agents is well worth it.

Reflex Remove® (aka NCS *Fast*® when sold as a standalone product) is presently the subject of a National Science Foundation (NSF) Small Business Innovation & Research (SBIR) Phase 2 grant application to take the innovation we have already developed further still. Our chemists are working to develop a broader spectrum form that not only works tremendously well on Presidia Gel® and tear gas, but also better than it presently does on pepper sprays (OC), and potentially even on common irritants such as poison ivy, poison oak, and poison sumac.

Reflex Remove® is not only faster acting and more effective than competitor products, it also can be used by itself in the field (e.g. 8 oz liquid or 3.5 oz aerosol spray) without the need for additional copious flushing with water, unlike other decontaminants. This makes Reflex Remove® a game changer for LE to carry in squad cars or other first responders, hunters and hikers carrying bear spray, etc.

Our NSF grant also proposes R&D into further concentration of the product into a tablet or powder that could be carried indefinitely in a hiker's day pack or a soldier's first aid kit for use on the rare occasions when needed (rather than constantly carrying the larger versions) by putting it into water, shaking it up, and *voila*! Instant Reflex Remove®. While still in R&D, we believe this could be a very popular future product, and it gives you a sense of how we think. There are no guarantees of patentability, but we believe we have a very good case, and regardless, we'll continue to protect the trade secret until we know. Frequently, the existence of a patent-pending will also prompt others to license a formula rather than run the risk of liability for infringement down the road.

| **Tell me about this magical Presidia Gel®.** | Another unique and proprietary aspect of the Reflex Protect Active Defense Solution is the innovative **trade secret** formulation of **Presidia Gel**®, the virtually colorless, odorless, self-dissipating*, and sticky liquid-gel that causes rapid onset of temporary blindness, striking pain, and a sense of respiratory distress in assailants subjected to it. It has tremendous stopping power, equal or greater to that of any pepper spray, but unlike those OC products, it can safely be used indoors. Cross-contamination, blow-back, and collateral damage become concerns of the past, allowing for confident use in self-defense even in the most sensitive locations, such as hospitals, schools, houses of worship, or other places with lots of innocent bystanders or |

concerns about air-system contamination. We're actually about to launch a major campaign aimed at Uber and Lyft drivers for self-defense in their cars!

In addition to being protected by a special trade secret formula, Reflex Protect is also establishing protection via its use of **trademarks** and branding. The active ingredient in Presidia Gel® (commonly referred to as CS) has been around for 100 years, so it has been extensively researched and studied and is well understood, which is good. The method of formulating it to make it sticky and otherwise effective is a closely held secret, but regardless, the active ingredient is called *chlorobenzalmalanonitrile* (hence, CS as a generic term). We chose the word Presidia (derived from the Latin root for "protect") as far easier to remember, pronounce, and relate. As people become more familiar with our products, we expect they too will use Presidia as its descriptor, just as for years people called pretty much any kind of pepper spray "mace." We'll be careful to walk the fine line between potentially becoming a generic (the ongoing battle faced by Kleenex, Mace, and others) while also making sure people want the original Presidia Gel,® and not some knock-off version of our disruptive innovation.

We'll also continue our efforts to maintain strong trademarks and brand awareness as vital parts of our barriers to competition in the future in those markets we disrupt and dominate. Our *Safety as a Service™* turnkey platform, "Low Impact, No Scare Tactics" *Escape/Deny/Defend™* proprietary training methodology, white canisters and "medical" color palettes, and other aspects of our gold standard anti-violence safety-preparedness solution are similar examples of that approach.

* Note: In a couple of early articles about the Company, Presidia Gel® was referred to as Iocane, the substance in the film *The Princess Bride* that was "colorless, odorless, and dissolves instantly in water...." It's one of our CEO's favorite movies, but we thought twice about using the name given that the fictional substance is also "one of the most dangerous poisons known to man."

How do you compete with Taser®?

- Tasers are very expensive, comparatively
- Tasers are for professional use
- Tasers are not guaranteed to work, because both electric contacts must hook firmly into the skin, something that often doesn't happen due to aim, clothing, etc.
- If the Taser hook is removed or circuit broken, people <u>immediately return</u> to fighting form. (Even after applying Reflex Remove® neutralizer, it's going to be 5-10 minutes before the subject is ready to fight again.)
- Tasers make a subject lose bodily control, which can cause serious health effects, injuries due to collapse, etc.
- Many jurisdictions are now increasing the cause for concern level in establishing use of force procedures. In areas, which are growing, use of a Taser is only justified in cases where a reasonable officer would be entitled to use a firearm or at least a baton to establish controlling force. Hence, the use of chemical agent sprays for lesser circumstances is growing in popularity in law enforcement to avoid claims of brutality or unnecessary force. As the best, newest technology in non-lethal sprays, we are an excellent addition to a duty belt, and there's always limited space on those…

How does the Company make money?

Existing Revenue Streams
- Institutional sales of product and training directly through our own sales team and independent sales reps
- Institutional direct sales of product and training through HRS group purchasing organization (38K+ healthcare facility clients)
- Direct product sales via sponsored training organizations (e.g. Tactical Defense Training, LLC) filling a market gap left by Mace's recent sales restructuring
- Wholesale product sales to retailers such as gun stores
- Wholesale product sales to non-sponsored training organizations
- Sales of Reflex technology spray heads to Safariland for use on the MK-9 pepper spray products exclusively for the law enforcement & corrections market
- Wholesale of NCS *Fast* to Safariland for sale to LEC customers above
- Direct sales of Presidia Gel products to LEC market

- Online direct sales through our website and Amazon to home and small business markets

Future Revenue Streams
- Wholesale sales to outdoor recreation retail market of bear spray product through co-branding and long-term supply agreement with Safariland pending grant of EPA approval
- Online bear spray sales
- Wholesale sales to other retailers (Sam's Club, Target, pharmacies, etc.) and distributors
- Sales to military spurred by Phase 1 AFWERX SBIR contract to bring cutting-edge technology to USAF and upcoming Minot AFB "Pitch Day"
- International sales
- Licensing
- Safety as a Service™ subscription model revenue

As described above in Business Model and Market, very reasonable estimates of Serviceable Accessible Markets ("SAM") for products (not including training and subscription potential) in the U.S. alone provide a clear path to significant revenue
- Healthcare SAM: $254MM @ present $2,250 average sale
- School SAM: $74MM @ present $1,250 average rural school district sale
- Municipalities: 29,000+ cities, towns, and municipalities. High conservative estimate of $1,250 average sale = $36.25MM market
- Law Enforcement: Nearly 18,000 U.S. law enforcement agencies employing 800,000+ sworn personnel and another 400,000+ administrative and support personnel. Market is $22.5MM at $1,250 average sale. Selling to 1% of sworn US law enforcement personnel at $50/officer would produce $400,000 in additional revenue per year
- Houses of Worship: 118,000 religious organizations in the U.S. Market is $147.5MM assuming $1,250 average sale
- Entertainment Venues, Offices, Hospitality, etc: 68,000 institutions comprising an $85MM market at average $1,250 sale
- Home Defense SAM: 1/10th of 1% of TAM/yr = $6MM/yr
- Small Business SAM: 1/10th of 1% of TAM/yr = $2.8MM/yr
- International (No fact-supported calculations to date)

How do I make money?	The answer is through M&A activity once we have grown the Company to an attractive size and successful space in the market. An IPO is possible, but unlikely.

Let's assume we have to raise a little more money during or right after the Republic round (made easier thereby, thank you), so at the end of the day we're fully funded and cash sustainable with about 5 million total shares of equity, of which 40% is Class A or Preferred (the equity you're buying at the $9 million value cap). To hit a 10x return of $90 million in valuation at a reasonable 9x multiplier on EBITDA requires annualized *net* revenue of roughly $10 million, a figure quite reasonably achieved even via straightforward growth & expansion in existing markets. The potential for numerous presently unplanned (but not unexpected) opportunities for growth in the military, international, transportation, or travel sectors could bring this about more quickly or at a higher rate of return.

The present goal is to create a new market (indoors for non-law enforcement workers and home users) within an existing space (non-lethal self-defense and/or LE equipment) that already has large players in it (such as Safariland) such that economies of scale (and potentially the success of such relationships as the Long-Term Supply Agreement for Reflex technology, Bear Spray partnerships, or other opportunities) make Reflex Protect an attractive acquisition target for others in the non-lethal vertical or private equity seeking to create new opportunity through such verticals.

Why are you confident of success?

Company founder and CEO Joe Anderson began representing start-ups during the dot-com boom of the 1990s and has spent virtually his entire career in entrepreneurial corporate law or as a partner in or co-founder of a series of entrepreneurial ventures – some groundbreaking, some unsuccessful, some still operating, and some (such as StudySync, most recently, which has achieved considerable success and a nine-figure valuation to date) that were life changing for investors and founders alike. In each of those cases, the company was one in which Joe was moved by someone else's dream and became passionate about making it happen.

Reflex Protect is Joe's dream. It provides the solution to the very problem underlying the traumatic event that prompted Joe to begin living an entrepreneurial life over 25 years ago. The people involved in Reflex Protect all share Joe's dream as their own; they have a passion for the Company's mission of changing the national conversation around violence by revolutionizing non-lethal defense.

Violence in America (and worldwide) and the national debate about gun violence is a front-page problem that affects everyone. By changing that conversation through providing an elegant, simple, and universally agreeable method for deterring, preventing, and responding to the threat of violence, Company provides a much needed and highly profitable service to an enormous market.

If you're looking to do well by doing good, and if our mission moves you too, then please come join us as a stakeholder in this exciting and worthwhile journey.

Can you explain Safety as a Service™ please?

It is a subscription model.

Because most of our self-defense products have a four-year expiration period, a large institution implementation may require little attention from a sales rep, except perhaps for additional training over that period. It also might require a fairly substantial upfront investment for the system. To provide best-in-class service and ease of entry for our customers, we have combined a host of online customer services, information, and anti-violence safety-preparedness information via our platform on an ongoing basis through a subscription model. So for example, if a 100-member law firm wanted to outsource anti-violence safety-preparedness to Reflex Protect, but wasn't prepared to pay, (again purely for example) $25,000 on day one for training and product, we can charge them $625/mo for 48 months. Month one entails a full in-person training and installation, with another full training at month 25. We then consistently provide online training, instruction, additional information, and first look at new products.

This kind of subscription revenue is highly attractive in terms of valuation of the Company, in addition to being of service to the customer.

of

EXHIBIT E
Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

REFLEX RED STORM, LLC
(DOING BUSINESS AS "REFLEX PROTECT")

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2020

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2020 Crowd SAFE holders, "**Investors**") of $[_____] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], Reflex Red Storm, LLC (dba Reflex Protect) a Montana limited liability company (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

The "**Valuation Cap**" is $9,000,000.

See Section 2 for certain additional defined terms.

1. *Events*

(a) **Equity Financing**.

(i)   If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(e) ("**First Equity Financing**"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of units of the CF Shadow Series of the Capital Stock (whether Preferred Securities or another class issued by the Company), as applicable, sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(ii) If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with

Sections 1(b)-(e) (each, a "**Subsequent Equity Financing**"), the Company shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Securities or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

 (b)   **C Corp. Conversion.** If Company determines, in its sole and exclusive discretion, to convert from a Montana LLC into a C corporation prior to a First Equity Financing or termination of this instrument in accordance with Sections 1(c)-(e) ("**C Corp. Conversion**"), the Company shall promptly notify the Investor of the conversion and of the Company's discretionary decision either to (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of units of the CF Shadow Series of the Capital Stock (whether Preferred Securities or another class issued by the Company), as applicable, into which existing Class A Membership Interests of Company convert. The number of shares of the CF Shadow Series of such Capital Stock shall be equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the Corporation Conversion Price.

(c) **Liquidity Event**.

     (i) If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Securities equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. In connection with this Section 1(c)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

     (ii) If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (as described in the foregoing paragraph) or (ii) automatically receive from the Company a number of units of the most recent issued Capital Stock (whether Preferred Securities or another class issued by the Company) equal to the Purchase Amount divided by the First Equity Financing Price, if the Investor fails to select the cash option. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.

If the Company's board of directors (or equivalent if the Company remains a limited liability company) determines in good faith that delivery of Capital Stock to the Investor pursuant to Section 1(c)(i)(2) or Section 1(c)(ii)(2) would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Company's board of directors.

(d) **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a), 1(b) or 1(c), subject to the preferences applicable to any series of Preferred Securities, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Securities as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Securities upon a Dissolution Event and (iii) and all holders of Common Securities.

(e) **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of units in the CF Shadow Series or Common Securities to the Investor pursuant to Section 1(a) or Section 1(b) or Section 1(c); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c) or 1(d).

2. *Definitions*

"**Capital Stock**" shall mean the Common Securities or Preferred Securities of the Company.

"**CF Shadow Series**" shall mean a series of Capital Stock that is identical in all respects to the shares of Capital Stock issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Securities in an Equity Financing, the Shadow Series would be Series A-CF Preferred Securities), except that:

> (i)   CF Shadow Series unit holders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the unit holders of the Company;

> (ii)   Each of the CF Shadow Series unit holders shall enter into a proxy agreement, in the form of Exhibit A attached hereto, appointing the Intermediary as its irrevocable proxy with respect to any matter to which CF Shadow Series unit holders are entitled to vote by law. Entering into such proxy agreement is a condition of receiving CF Shadow Series units and such agreement provides that the Intermediary will vote with the majority of the holders of the relevant class of the Company's Capital Stock on any matters to which the proxy agreement applies; and

> (iii)   CF Shadow Series unit holders have no information or inspection rights, except with respect to such rights not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Securities**" means common limited liability company membership units of the Company or common stock of the Company, if the Company is restructured as a corporation, including the securities issuable upon the conversion of this instrument pursuant to Sections 1(a) or 1(b). For purposes of this Crowd SAFE, "common limited liability company membership units" refers to those interests in the Company that, as of the relevant event, would be last to receive a repayment of all capital contributions made in respect to such interests.

"**Corporation Conversion Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization, *provided* a C. Corp Conversion shall be considered an Equity Financing (as defined below) solely for the purposes of the use of the term Fully Diluted Capitalization in this definition.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Capital Stock to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $2,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Securities or Preferred Securities or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**First Equity Financing Price**" shall mean (x) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than <u>or</u> equal to the Valuation Cap, the lowest price per share of the Equity Securities sold in the First Equity Financing or (y) if the pre-money valuation of the Company immediately prior to the First Equity Financing is greater than the Valuation Cap, the SAFE Price.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding shares of Equity Securities assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding warrants to purchase Equity Securities, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Securities pursuant to an effective registration statement filed under the Securities Act.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of units of the Company's Capital Stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Common Securities reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; and (iii) convertible promissory notes.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Securities**" means the preferred limited liability company membership units of the Company or preferred stock of the Company, if the Company is restructured as a corporation, including the securities issuable upon the conversion of this instrument pursuant to Sections 1(a) or 1(b) or 1(c).

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3. *Company Representations*

(a) The Company is a limited liability company duly organized, validly existing and in good standing under the laws of the state of its organization, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c) The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d) No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to Section 1.

(e) The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f) The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g) The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

(h) The Company is (i) not required to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**"), (ii) not an investment company as defined in section 3 of the Investment Company Act of 1940, and is not excluded from the definition of investment company by section 3(b) or section 3(c) of such Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under §4(a)(6) due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

4. *Investor Representations*

(a) The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c) The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d) The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e) The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of Republic.co and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f) The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g) The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h) The Investor is not (i) a citizen or resident of a geographic area in which the purchase or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i) If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription and the purchase of its beneficial interest in the

Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j) If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Agreement; (ii) the execution, delivery and performance by the Investor of the Agreement is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance the Agreement does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(k) The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(l) The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a) The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any units of Capital Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Capital Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Capital Stock or other securities, in cash, or otherwise.

(b) The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Securities or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Securities. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

> THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE

SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)　If the Company elects to convert to a C-corporation while this Crowd SAFE remains outstanding, the Investor agrees to take any and all actions determined in good faith by the Company to be advisable to reorganize this Crowd SAFE and any securities issuable hereunder. Further, the Investor agrees to take any and all actions determined in good faith by the Company's board of directors or equivalent governance body to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(b)　Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE).

(c)　Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d) The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of managers, directors or upon any matter submitted to equity holders at any meeting thereof, or to give or withhold consent to any Company action or to receive notice of meetings, or to receive subscription rights or otherwise until Common Stock has been issued upon the terms described herein.

(e) Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(f) In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g) All securities issued under this instrument may be issued in whole or fractional parts at the Company's discretion. If the Company elects to round up or down to the prior or next whole number (i.e. single share), the parties mutually agree to accept the risk of minor gain or loss due to such rounding convenience.

(h)   All rights and obligations hereunder will be governed by the laws of the State of Montana, without regard to the conflicts of law provisions of such jurisdiction.

(i)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by an independent, professional, and qualified arbitrator mutually approved by the parties. The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration. The place of arbitration shall be Missoula, Montana. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

REFLEX RED STORM, LLC

By: _____
Name: Joe Anderson
Title: CEO
Address: 1151 E. Broadway Ste. 135, Missoula, MT 59802
Email: joe@reflexprotect.com

INVESTOR:
By:
Name:

Exhibit A – CF Shadow Share Proxy

Irrevocable Proxy

Reference is hereby made to a certain Crowdfunding Simple Agreement for Future Equity (the "*Crowd SAFE*") dated $crowd_safe_date$ between Reflex Red Storm, LLC, a Montan] limited liability company (the "*Company*") and $investor_name$ ("*Member")*. In connection with a conversion of Member's investment in the Crowd SAFE into Capital Stock of a CF Shadow Series (as defined in the Crowd SAFE) pursuant to the Crowd SAFE, the Member and OpenDeal Portal LLC (the "*Intermediary*") as another holder of Capital Stock of a CF Shadow Series hereby agree as follows:

1. **Grant of Irrevocable Proxy**.
    (a) With respect to all Capital Stock of CF Shadow Series owned by the Member as of the date of this Irrevocable Proxy or any subsequent date (the "*Interests*"), Member hereby grants to Intermediary an irrevocable proxy under Section 212 of the Delaware General Corporation Law or Section 302 of the Delaware Limited Liability Company Act, as applicable, to vote the Interests in any manner that the Intermediary may determine in its sole and absolute discretion. For the avoidance of doubt, the Intermediary, as the holder of this irrevocable proxy (rather than the Member) will vote the Interests with respect to all meetings of equity holders and other actions (including actions by written consent in lieu of a meeting) on which holders of Interests may be entitled to vote. The Intermediary hereby agrees to vote all Interests consistently with the majority of the Capital Stock on which the CF Shadow Series is based. This proxy revokes any other proxy granted by the Member at any time with respect to the Interests.
    (b) The Intermediary shall have no duty, liability or obligation whatsoever to the Member arising out of the Intermediary's exercise of the this irrevocable proxy. The Member expressly acknowledges and agrees that (i) the Member will not impede the exercise of the Intermediary's rights under this irrevocable proxy and (ii) the Member waives and relinquishes any claim, right or action the Member might have, as an equity holder of the Company or otherwise, against the Intermediary or any of its affiliates or agents (including any directors, officers, managers, members, and employees) in connection with any exercise of the irrevocable proxy granted hereunder.
    (c) This irrevocable proxy shall expire as to those Interests on the earlier of (i) the date that such Interests are converted into Common Securities of the Company or (ii) the date that such Interests are converted to cash or a cash equivalent, but shall continue as to any Interests not so converted.

2. **Legend**. The Member agrees to permit an appropriate legend on certificates evidencing the Interests or any transfer books or related documentation of ownership reflecting the grant of the irrevocable proxy contained in the foregoing Section 1.

3. **Representations and Warranties**. The Member represents and warrants to the Intermediary as follows:

    (a) The Member has the all necessary rights, power and authority to execute, deliver and perform his obligations under this Irrevocable Proxy. This Irrevocable Proxy has been duly executed and delivered by the Member and constitutes such Member's legal and valid obligation enforceable against the Member in accordance with its terms.

(b) The Member is the record owner of the Interests and the Member has plenary voting and dispositive power with respect to such Interests; the Member owns no other equity of the Company; there are no proxies, voting trusts or other agreements or understandings to which such Member is a party or bound by and which expressly require that any of the Interests be voted in any specific manner other than pursuant to this irrevocable proxy. The Member has not entered into any agreement or arrangement inconsistent with this irrevocable proxy.

4. **Equitable Remedies**. The Member acknowledges that irreparable damage would result if this irrevocable proxy is not specifically enforced and that, therefore, the rights and obligations of the Intermediary may be enforced by a decree of specific performance issued by arbitration pursuant to the Crowd SAFE, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, not be exclusive and shall be in addition to any other remedies that the Intermediary may otherwise have available.

5. **Defined Terms.** All terms defined in this irrevocable proxy shall have the meaning defined herein. All other terms will be interpreted in accordance with the Crowd SAFE.

6. **Amendment**. Any provision of this instrument may be amended, waived or modified only upon the written consent of the (i) the Member and (ii) the Intermediary .

7. **Assignment**.

(a)   In the event the Member wishes to transfer, sell, hypothecate or otherwise assign any Interests, the Member hereby agrees to require, as a condition of such action, that the counterparty or counterparties thereto must enter into a proxy agreement with the Intermediary substantially identical to this irrevocable proxy.

(b)   The Intermediary may transfer its rights under this instrument after giving prior written notice to the Member.

8. **Severability**. In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR: **INTERMEDIARY:**
By: By:
Name: Name: Authorized Signatory, OpenDeal Portal LLC
                                                            d/b/a Republic
Date: Date:

EXHIBIT F
Video Transcript

REFLEX PROTECT MAIN VIDEO TRANSCRIPT

Bumper Open w/ Sonic Logo

Hi, I'm Joe Anderson, co-founder and CEO of Reflex Protect.

I'm recording this message in Coronavirus quarantine, as I'm sure many of you were on St. Patrick's Day 2020. This experience of social distancing has made the Republic platform all the more engaging in the past few days, but the some of the feelings I'm experiencing remind me of another time.

Just before 3:00 pm on July 1st of 1993, a gunman emerged from the 34th floor elevator in my former workplace in San Francisco's 101 California Street building. He killed 9 of my friends, colleagues, and other innocent people.

For years I asked myself over and over, "How can we stop this from ever happening again?" Because it kept happening. Again and again and again.

So today I'm proud to tell you that at Reflex Protect we have developed a revolutionary, non-lethal solution to address this kind of violence – most threats of violence, actually – in a non-violent way. Now every receptionist, frontline worker, ER triage nurse, teacher… anyone… can feel empowered and protected -- without having to engage in hands-on or violent force.

Reflex Protect is **not** a pepper spray, but it has all the good qualities of one without any of the negatives. Reflex Protect contains our innovative Presidia Gel, a colorless, odorless, self-dissipating yet hard-hitting formula that causes rapid onset temporary blindness and intense pain, halting a violent aggressor in his tracks.

Unlike other defensive sprays, however, Presidia Gel comes out in a stream that sticks to what it hits; it won't affect someone who has not had direct contact with it, thereby limiting risk of cross-contamination to an innocent person or the surrounding environment.

As a result, Reflex Protect is the only "hospital safe" active defense solution on the market, which is huge, because 70% of reported workplace violence injuries arise in the healthcare industry. That's what specifically developed Reflex Protect for, but it turns out that "safe enough for a hospital" makes our products safe enough for anyone, anywhere – schools, churches, home – anywhere.

I noted today that sales of guns and ammo spiked by 68% over the past week or so in response to the pandemic. We're offering Americans an alternative simple, safe, and effective non-lethal option.

Reflex Protect has the potential to become as common in American life as a fire extinguisher, and those investing now have the opportunity to be in the ground floor of a company revolutionizing non-lethal defense.

We're looking to raise up to a million dollars on Republic to take full advantage of this velocity and momentum. Your investment now will help us grow and expand our efforts to provide non-lethal protection and peace of mind wherever people live, work, worship, and play.

Helping to solve the issue of violence in the United States is an investment we should all make. I'd like to personally invite you to join us in this important effort. Thanks for your time.

HOW IT WORKS TRANSCRIPT (Video Two)

Reflex Protect. Our breakthrough patented technology
puts the stopping power of debilitating Presidia Gel
in an easy to use, safe, and effective product.
Protect those you care about, and yourself.

The secret to *Reflex Protect*'s effectiveness lies in
the elegant simplicity of its Reflex technology Spray
Head… Our unique, patented spray head is intuitive and
easy to use. It mimics any household cleaning spray,
but the disabling Presidia Gel is anything but easy on
would be assailants.

To use Reflex Protect:
1. **Grasp canister, nozzle facing forward, middle finger on
   stabilizer, in a two-handed pistol grip.**
2. **Pop out safety, index finger on the trigger.**
3. **Press thumb safety up and forward.**
4. **Aim for subject's face, in particular the eyes.**
5. **Pull trigger and spray a target acquiring stream, until the
   threat stops.**

Reflex Protect. The future of self-defense. Purpose-
built to protect you and those you care about. Our
breakthrough, patented *Grab & Shoot* technology puts
the stopping power of a debilitating chemical agent in
an easy-to-use, safe, and effective product, ideal for
both home and workplace defense.

The Future of Self-Defense is Non-lethal. Reflex
Protect is the future of Non-lethal.

VIDEO THREE IS A CLOSED CAPTION NEWS REPORT FROM A THIRD PARTY SOURCE

Anchorwoman:

Reflex Protect is a non-lethal defense product that was originally
designed for use in hospitals. But now one Western Montana school is
using it to defend its classrooms.

Anchorman:

Polson School District is the first in the country to implement the
solution. As Connor Macauly reports, Reflex Protect might put Polson
on the forefront of developing new school safety techniques.

Connor:

The Polson School District is implementing a new non-lethal tool to help combat violent intruders.

Joe Anderson, Reflex Protect CEO

We're installing Reflex Protect and training the teachers to use this sort of last resort non-lethal defense answer to the "arm the teachers" debate.

Connor:

Reflex Protect is a unique non-lethal defense tool that is especially applicable in a school setting because of its new pistol style spray head and properties of its chemical projectile.

Joe:

We use Iocane [Presidia], which is a CS Gel. It's not pepper spray. It's a different substance that is colorless and odorless. We can get it into a very fine sticky spray so it lands in one spot and does its job and then disappears. So it's a whole new product that is very similar to other products, it's just that its time has come.

Connor:

Reflex Protect was originally designed to be used in hospitals, but the national school safety epidemic caused the company to pivot.

Joe:

We began using it for hospitals, and once we realized it was safe enough for a hospital, and that was about the time Parkland happened. And that's when the call came in for us to make one for schools. Polson is the first school in Montana and, in fact, the first school in the country to implement this new solution.

Connor:

Being the first school might put Polson on the forefront of developing new school safety techniques, something that Anderson says could only have happened in Montana.

Joe:

This couldn't have happened anywhere but in Montana. I'm delighted to be able to work with a whole bunch of great Montanans to get us here and we look forward to sharing with everyone in the state.

Connor:

In Polson, Connor Macauly, MTN News.

Anchorman:

Other schools in Montana have begun to approach the Missoula company about using the product, and Reflex Protect has sold its project to the Sun River Valley School District.

DOUG REISIG TESTIMONIAL (Video 4)

I'm Doug Reisig, and I'm the Superintendent of Hellgate Elementary. It was a wonderful training. I watched my 50 to 60 staff members and administrators that were in the training and I saw how nervous they were when they started and how Alain put them at ease as we went through the course of the day, and how confident they were in terms of understanding that they didn't have to be a victim.

They could actually defend themselves, they could protect their kids, and they could survive a horrible situation, if one ever happened. They training provided a comfort level that, okay, if I had to deal with a pistol or deal with a rifle or if I had to deal with some hand to hand combat, at least I had some strategies that I could employ that would not only protect me but protect the staff and protect kids.

I mean I have 1,500 children here – they're my kids! My job is to help protect the health, safety, and welfare of every child that goes to school here, and the training today provided us with those tools and those opportunities.

Yeah, I got a little dirty! I got involved in it, and I learned an awful lot. What could be ore important than to preserve the health, welfare, and safety of kids and finding ways to keep your kids safe? The training that is provided by Reflex Protect provides the avenue to increase the chances that your kids will be safe – that your staff will be safe.

The flip side of that is the product itself. The training is wonderful; the product just adds to the safety and actually takes the theory and puts it into practice. It provides for us to have a much safer educational institution for our kids than we had before we started.